

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2022

Xiao Jun Kong
Chief Executive Officer, Chief Financial Officer
China Foods Holdings Ltd.
Room 2301A China Resources Building
26 Harbour Road
Wanchai, Hong Kong

>   **Re: China Foods Holdings Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed April 15, 2022**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2022**
>   **Filed May 16, 2022**
>   **File No. 001-32522**

Dear Mr. Kong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1.   Please amend this section to provide all information required by Item 101(h) of Regulation S-K.

2.   At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries. In addition, please provide early in the Business section a diagram of the company's corporate structure.

3.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure

should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have registered for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

4. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act ("HFCAA") and related regulations will affect your company. Additionally, please disclose prominently that you have been included on the Commission's conclusive list of issuers identified under the HFCAA as having retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction and (2) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

5. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.

6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

7. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your

investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 9A. Controls and Procedures, page 44

8. We note that you concluded that due to the small size of the company and lack of segregation of duties your disclosure controls and procedures as of the end of the period covered by this report were not effective. However, your management concluded that, as of December 31, 2021, your internal control over financial reporting (ICFR) was effective. Please explain how you reached the conclusion that your ICFR was effective despite the lack of segregation of duties and the fact that you determined that your disclosure controls and procedures were not effective. Please clarify whether you identified any material weaknesses in your ICFR. Refer to the requirements of Item 308(a) of Regulation S-K.

Executive Compensation, page 48

9. We note that your disclosure both here and in your previous filings that Kong Xiao Jun was paid no compensation for his roles as CEO, CFO and director for the years 2018, 2019, 2020 and 2021. Please disclose other positions held by your CEO outside of the company and how much time he dedicates to such roles, as applicable. Please indicate whether such companies are competitors of the company and whether such roles present conflicts of interest in relation to his role as CEO, CFO and director of the company.

Exhibits

10. Please file all exhibits required by Item 601 of Regulation S-K with your amended 10-K.

General

11. Please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline

or be worthless.

12. Please revise your disclosure to state that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

13. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

14. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

15. It appears from your disclosure that 100% of your sales for the three months ended March 31, 2021 were returned. Please revise to disclose the reason for the significant returns and how these are reflected in your financial statements. In addition, clarify why revenue was recognized for these sales and how these returns impact your revenue recognition policy. Your revenue recognition accounting policy should be revised to address returns.

16. In this regard, please reconcile the disclosure on page 13 that indicates the $167,643 relates to consultancy service fee income with the disclosure in the table in Note 3 on page 14 that this represents the sale of wine products. These tables should be revised to indicate

the correct periods (i.e., three months rather than year ended). Your revenue recognition policy should also clearly indicate whether this revenue is from the sale of products or services and is recognized on a gross or net basis. Refer to ASC 606-10-55-36.

Item 2. Management's Discussion and Analysis or Plan of Operations
Results of Operations - Revenue, page 20

17.   Please revise to explain the specific reason for the significant drop in sales in the PRC.

Item 6. Exhibit 31.1, page 23

18.   We note that the certification filed as Exhibits 31.1 is not in the proper form. Please revise the language related to internal control over financial reporting in an amendment to comply with the guidance set forth in Item 601(b)(31) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky, at (202) 551-7836 or Laura Crotty, Legal Branch Chief, at (202) 551-7614 with any other questions

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences